United States
                  Securities and Exchange Commission
                        Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                          (Amendment No. 16)

                        Laclede Steel Company
 ___________________________________________________________________
                          (Name of Issuer)

              Common Stock, Par Value $13.33 Per Share
 ___________________________________________________________________
                     (Title Class of Securities)

                             505606 10 3
 ___________________________________________________________________
                           (CUSIP Number)

       Ivaco Inc., Place Mercantile, 770 Rue Sherbrooke Ouest
                  Montreal, Quebec, Canada H3A 1G1
 Attn:  Guy-Paul Massicotte, Vice-President, General Counsel and
                            Secretary, (514)
                              288-4545
 ___________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)
                           August 1, 1996
 ___________________________________________________________________
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D
CUSIP No. 505606 10 3                      Page  2  of 12 Pages
          ___________

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Ivaco Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /   (b)/ /


  3   SEC USE ONLY



  4   SOURCE OF FUNDS
          WC

  5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)


  6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

  NUMBER OF       7     SOLE VOTING POWER
    SHARES              2,018,650

 BENEFICIALLY     8     SHARED VOTING POWER
    OWNED                   0

   BY EACH        9     SOLE DISPOSITIVE POWER
  REPORTING             2,018,650

    PERSON        10    SHARED DISPOSITIVE POWER
     WITH                   0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,018,650

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                       / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          49.8%

 14   TYPE OF REPORTING PERSON
          CO


                     Item 1.  Security and Issuer


      This Amendment No. 16 restates in its entirety the text of the Statement of Schedule 13D initially filed in paper format by the undersigned on April 18, 1974 (which Schedule, as amended to date, is referred to as the "Schedule 13D"), relating to the common stock, par value $13.33 per share (the "Common Stock"), of

Laclede Steel Company, a Delaware corporation (the "Company").

The Company's principal offices are located at One Metropolitan

Square, 211 North Broadway, St. Louis, Missouri 63102.


                   Item 2. Identity and Background


      (a)-(c), (f)   The name and business address of the person

filing this Amendment No. 16 is Ivaco Inc. ("Ivaco"), a Canadian corporation with its principal office at Place Mercantile, 770

Rue Sherbrooke Ouest, Montreal, Quebec, Canada H3A 1G1.

Ivaco, through its subsidiaries, is primarily engaged in the manufacture and distribution of steel, fabricated steel products,

and other diversified fabricated products, with operations in

Canada and the United States.  These products are marketed

throughout Canada and the United States.  Ivaco is a publicly-owned corporation whose common shares are traded on the Montreal and

Toronto Stock Exchanges.

       The directors and officers of Ivaco and their principal

occupations, business addresses and citizenship are as follows:



                                              Present Principal
                                              Occupation or
                                              Employment
                                              and Name and
                                              Principal
Name and Citizenship   Business Address       Business of Employer
____________________   ____________________   ____________________

Paul Ivanier           770 Rue Sherbrooke     Director, President
 Canadian              ouest                  and Chief Executive
                       Montreal, Quebec       Officer of Ivaco

Sydney Ivanier         770 Rue Sherbrooke     Director and Senior
 Canadian              ouest                  Vice-President of
                       Montreal, Quebec       Ivaco

Michael Herling        770 Rue Sherbrooke     Director and Senior
 Canadian              ouest                  Vice-President of
                       Montreal, Quebec       Ivaco

George Goldstein       c/o Sivaco Wire        Director and Senior
 Canadian                Group                Vice-President of
                       2859 Paces Ferry Road  Ivaco
                       Atlanta, Georgia
                       30339

Albert A. Kassab       770 Rue Sherbrooke     Director, Senior Vice-
 Canadian              ouest                  President and Chief
                       Montreal, Quebec       Financial Officer of
                                              Ivaco

Guy-Paul Massicotte    770 Rue Sherbrooke     Vice-President,
 Canadian              ouest                  General Counsel and
                       Montreal, Quebec       Secretary of Ivaco

Hugh Blakely           770 Rue Sherbrooke     Vice-President and
 Canadian              ouest                  Controller of Ivaco
                       Montreal, Quebec

Marie Baillargeon      770 Rue Sherbrooke     Assistant General
 Canadian              ouest                  Counsel and Assistant
                       Montreal, Quebec       Secretary of Ivaco





                                              Present Principal
                                              Occupation or
                                              Employment
                                              and Name and
Name and                                      Principal
Citizenship          Business Address         Business of Employer
___________________  ____________________     ____________________

Pierre Cote          800, boul. Rene-         Director of Ivaco and
 Canadian            Levesques O.              Chairman of Celanese
                     Bureau 2300              Canada Inc.
                     MONTREAL (Quebec) H3B    (manufacturing
                     1Z1                      corporation)

Donald G. Lawson     1 Toronto Street         Director of Ivaco and
 Canadian            Suite 410                Chairman of Moss,
                     Toronto, Ontario M5C     Lawson & Co., Limited
                     2W3                      (brokerage firm)

Donald W.            770, rue Sherbrooke O.   Director of Ivaco and
McNaughton           Bureau 1215              Partner, Les Associ's
 Canadian            MONTREAL (Quebec) H3A    D.W. McNaughton
                     1G1                      Associates
                                              (management
                                              consultant)

Gaston Pelletier     425, boul. de            Director of Ivaco and
 Canadian            Maisonneuve O.           Vice-President, Les
                     Bureau 1740              Conseillers
                     MONTREAL (Quebec) H3A    Financiers du St.
                     3G5                      Laurent (financial
                                              services)

William S. Cullens   100 Disco Road           Director of Ivaco and
 Canadian            Rexdale, Ontario M9W     Non-Executive
                     1M1                      Chairman of Canron
                                              Inc. (a subsidiary of
                                              Ivaco)

    (d)  Neither Ivaco nor, to Ivaco's knowledge, any of its

executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

during the last five years.

   (e)  Neither Ivaco nor, to the best of its knowledge, any of its executive officers or directors is or has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


      Item 3. Source and Amount of Funds or Other Consideration

     As more fully described in Item 4, Ivaco has purchased $5.5 million (U.S.) of a new issue of preferred stock of the Company and has agreed, subject to certain conditions, to purchase up to

$1.25 million (U.S.) of convertible preferred stock of the

Company.  The funds to consummate the completed purchase have,

and the funds to consummate the proposed purchase are expected to, come from Ivaco's working capital.


                   Item 4.  Purpose of Transaction

      Ivaco has purchased $5.5 million (U.S.) of a new issue of

preferred stock of the Company (the "Straight Preferred Stock")

pursuant to a stock purchase agreement attached as Exhibit A hereto and incorporated herein by reference (the "Stock Purchase

Agreement").  Payment for the shares of Straight Preferred Stock was made on August 1, 1996.  The rights and privileges of the Straight

Preferred Stock are more fully set forth in the Certificate of

Designations, Preferences and Rights of Series A Preferred Stock

of the Company, attached hereto as Exhibit B and incorporated herein by reference (the "Certificate of Designations").  The

Straight Preferred Stock will be recapitalized (the

"Recapitalization") into a convertible preferred stock of the

Company (the "Convertible Preferred Stock"; together with the

Straight Preferred Stock, the "Preferred Stock") upon stockholder approval of (i) a decrease in the par value of the Common Stock of the Company from $13.33 to $0.01, (ii) the Recapitalization as required by the NASD listing requirements regarding stockholder approval and (iii) the authorization of an additional 20 million shares of Common Stock.  Absent conversion, the holders of the

Preferred Stock shall have no right or power to vote on any matter submitted for stockholder approval, except as required by law or as provided in the Certificate of Designations.  Ivaco has the right to require the Company to redeem the Straight Preferred Stock at the price it paid for such stock if the Recapitalization is not

completed by October 31, 1996.  The terms of the conversion rights of the Convertible Preferred stock are also set forth in the

Certificate of Designations.

         The Company has agreed to give Ivaco certain demand

registration rights with respect to the Preferred Stock that Ivaco purchased pursuant to the Stock Purchase Agreement and that it may purchase pursuant to the Standby Agreement (as described below),

including any Common Stock issued upon conversion of the Preferred

Stock.  These registration rights are more fully described in the

Registration Rights Agreement attached hereto as Exhibit C and incorporated herein by reference (the "Registration Rights Agreement").

Pursuant to the terms of the Stock Purchase Agreement, Ivaco will have the right to cause the Company to use its best efforts to cause its Board of Directors to nominate four (4) persons designated by

Ivaco to serve on the Company's Board of Directors, and to use its best efforts to cause the stockholders of the Company to elect such persons,

so long as Ivaco, or Ivaco together with any person with which Ivaco is acting in concert in connection with its investment in the Company, is the beneficial owner, within the meaning of Section 13(d) of the

Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, of at least 40% of  the outstanding shares of Common Stock (assuming conversion of any Convertible Preferred

Stock so held).  In connection therewith, the Company has agreed not to change the number of Directors on the Board of Directors to a number higher than nine (9).

          In addition, Ivaco has agreed to purchase up to an

additional $1.25 million (U.S.) of the Convertible Preferred

Stock in the event the stockholders of the Company do not

purchase at least $4.75 (U.S.) million of Convertible Preferred

Stock pursuant to a rights offering (the "Rights Offering"),

which the Company has agreed, under the terms of the Stock

Purchase Agreement, to make if the Recapitalization is effected.

Ivaco has the right to subscribe for additional shares of Preferred

Stock in the Rights Offering up to an amount which, when combined with Common Stock and Preferred Stock (upon conversion) already held by Ivaco, would maintain Ivaco's current percentage holdings in the Company at approximately the same level.  Ivaco's obligation to make the additional purchase will be subject to the terms and conditions of the Standby Agreement, a form of which is attached hereto as Exhibit D and incorporated herein by reference.  The

Standby Agreement would be executed immediately prior to the effectiveness of the registration statement filed with the Securities and Exchange Commission in connection with the Rights Offering.

      The purpose of the purchases of the Preferred Stock is to

increase the working capital of the Company.

      Ivaco has indicated a willingness in principle to divest its ownership interest in the Company, but only if it realizes the value inherent in the investment, which it believes is

substantially in excess of current public quotes on the shares trading on the NASDAQ National Market system.  There can be no assurance that any such transaction will be consummated or of the timing of any such possible transaction.  Notwithstanding the foregoing, Ivaco reserves the right to increase its ownership of the Common Stock or to make additional investments in the Company in the form of Preferred Stock or otherwise to the extent, in its judgment, circumstances warrant.


            Item 5.  Interest in Securities of the Issuer

      (a)(i)    According to Form 10-Q Quarterly Report filed by

the Company with the Securities and Exchange Commission for the quarter ended March 31, 1996, the Company had 4,056,140 shares of

Common Stock issued and outstanding.  Accordingly, the 2,018,650 shares of Common Stock owned by Ivaco represent approximately

49.8% of the Company's issued and outstanding shares.  If the

Recapitalization is effected, the Preferred Stock would be

convertible into Common Stock.  The conversion ratio applicable to the Preferred Stock would be based upon the average closing market price of the Common Stock on the NASDAQ National Market system for the ten trading days prior to the date of the

stockholder vote relating to the Recapitalization.

     (ii) To the best of Ivaco's knowledge, none of the executive officers or directors of Ivaco is the beneficial owner of Common

                             Stock.

       (b)  Ivaco has the sole power to vote and dispose of all

            2,018,650 shares of Common Stock.

      (c)  Neither Ivaco nor, to the best of its knowledge, any of its executive officers or directors, has engaged in any

           transaction in Common Stock during the past 60 days.

      (d)  To the best of Ivaco's knowledge, no other person is

           known to have the right to receive, or the power to direct, the receipt of dividends from or proceeds from the sale of Common

           Stock that is the subject of this Schedule 13D.

      (e)  Not applicable.



         Item 6. Contracts, Arrangements, Understandings, or
                  Relationships with Respect to
                          Securities of the Issuer

   Except as contemplated by the Stock Purchase Agreement, the

Registration Rights Agreement, the Standby Agreement and the

Certificate of Designations described in Item 4, there are no contracts, understandings or relationships (legal or otherwise)

among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company,

including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option

arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming any persons listed in Item 2 hereof.


               Item 7. Material to be Filed as Exhibits


                 Exhibit A - Stock Purchase Agreement

             Exhibit B - Certificate of Designations

            Exhibit C - Registration Rights Agreement

              Exhibit D - Form of Standby Agreement



                            Signature


     After  reasonable inquiry and to the best of  its  knowledge and  belief,  the undersigned certifies that the information  set forth in this statement is true, complete and correct.



Dated:  August 5, 1996.




               IVACO INC.


               By:/s/ Guy-Paul Massicotte
                  ----------------------------------------------
                  Guy-Paul Massicotte
                  Vice-President, General Counsel and Secretary